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                                                               EXHIBIT 2.1
                           Primadonna Resorts, Inc.
                                Interstate 15
                           Nevada/California Border
                           Stateline, Nevada  89019


                                July 17, 1996



Mr. John Aylsworth, President
President Riverboat Casino - Mississippi, Inc.
c/o President Casinos, Inc.
802 North First Street
St. Louis, Missouri  63102

      Re: Acquisition of Leasehold and Leaseback of Broadwater Beach Hotel and Resort Marina

Dear Mr. Aylsworth:

  This Letter of Intent is intended to outline certain of the principal terms and conditions with respect to a proposed transaction whereby Primadonna Resorts, Inc., a Nevada corporation, or its designee ("Purchaser") may purchase the interest of the lessee under that certain Restated Lease Agreement between BH Acquisition, Inc. (a/k/a BH Acquisition Corporation) and President Riverboat Casino - Mississippi, Inc. ("Seller"), a wholly owned subsidiary of President Casinos, Inc. ("Seller's Parent") (the Purchaser and Seller are sometimes hereinafter called the "Parties"), dated effective July 15, 1992 (the "Restated Lease"), together with certain other associated rights described below (such interest and other rights are sometimes collectively referred to as the "Leasehold"); and the leaseback of the Leasehold by Purchaser to Seller (such sale and leaseback are sometimes collectively referred to as the "Transaction"); the terms of which are as follows:

1. Purchase of Leasehold. On the closing of the Transaction (the "Closing"), Purchaser will purchase substantially all of the transferable right, title, and interest of Seller in and to the Leasehold which comprises or is utilized in the operation of the President Casino Riverboat business of Seller located in Harrison County, Mississippi (the "Riverboat Casino"), which consists of the "Demised Premises" defined in the Restated Lease (namely, the Dock Area, Tidelands, Fastlands, Office Buildings and Hotel Units respectively defined in the Restated Lease), free and clear of all liens and encumbrances other than those expressly assumed by the Purchaser at Closing, together with the following assets and interests relating to the Seller's interest created in the Restated Lease:

a.  all Army Corps of Engineers permits (if any);


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b.  all State of Mississippi and any subdivision thereof approvals and permits
(if any) other than gaming licenses and licenses relating to the service of food and beverages;

c.  U.S. Coast Guard permits and approvals (if any);

d. other federal, state, and local approvals and permits related to the Leasehold issued to or held by the Seller (if any) and not consisting of gaming licenses or licenses for the service of food and beverages;

e. all signage and other leasehold improvements relating to the Leasehold, to the extent the same are the property of the Seller under the Restated Lease;

f. Seller's assignable right, title and interest in and to leases of billboards to which Seller is a party and which relate to the Seller's operations in Harrison County, Mississippi (collectively, the "Billboard Leases");

g. a copy of Seller's customer list relating to Seller's operations in Harrison County, Mississippi (the parties intending that Purchaser shall be entitled to use the information contained therein for its own account on a nonexclusive basis with Seller and any successor to or assignee or licensee of Seller); and

h. all other related certifications, licenses, permits, authorizations, approvals, maintenance records, utility records, environmental reports, engineering reports, project development plans, architectural plans and renderings, construction contracts and other documents pertaining to the Leasehold (as distinct from those relating to the Goldcoast barge, which are excluded from the sale).

  The Transaction shall not include a sale or purchase of the Seller's interest in the Goldcoast barge, any machinery, equipment and fixtures thereon, the gaming equipment and supplies and other Riverboat Casino assets of Seller, or any other assets of the Seller not listed above. In lieu of the Purchaser acquiring certain of the items listed in a. through h. above at the Closing and leasing them back to Seller pursuant to the New Lease (as defined below), for the convenience of the parties the Definitive Agreement (defined below) may provide for Seller to retain such items and convey them to Purchaser upon the expiration or termination of the New Lease, and shall further provide security to Purchaser in order to enable Purchaser to obtain such items. The signage and other leasehold improvements included in the sale will be conveyed by Seller "as is where is" in their then existing condition on the date of Closing, free and clear of all liens, claims and encumbrances not arising pursuant to the Restated Lease, provided Seller shall maintain such signage and improvements through the date of Closing consistent with past practice.

2. (a) Purchase Price. The purchase price for the Leasehold shall be $15,000,000.00, payable in cash at the Closing deliverable in the form of a cashier's check, or by wire transfer of immediately available funds to Seller.

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In addition to the cash portion of the purchase price, the Purchaser shall assume, pay and discharge when due all obligations of the Seller to the lessor and any other third party under the Restated Lease and the Billboard Leases, to the extent such obligations occur after the date of Closing, and shall indemnify, defend and hold harmless Seller from any and all claims and liabilities regarding obligations requiring performance under the Leasehold on and after the date of Closing. Seller shall indemnify, defend and hold harmless Purchaser from any and all claims and liabilities regarding the Seller's obligations requiring performance under the Restated Lease or the Leasehold prior to the date of Closing and/or arising from Seller's Riverboat Casino operations. To the extent appropriate, the parties shall prorate expense and revenue items relating to the Leasehold as of the date of Closing such that the benefits and burdens of such expenses and revenues are borne by the party owning the Leasehold from time to time. Purchaser shall remit to Seller at Closing applicable sales or other transfer taxes, if any, attributable to the sale of the Leasehold, provided that Seller shall cooperate with Purchaser to take advantage of any available exemption.

    (b) Leaseback. On the date of Closing, Purchaser will lease back to Seller, for a period of one year following the date of Closing, its entire interest in the Leasehold acquired from Seller in order to allow Seller to continue operating the Riverboat Casino on substantially the same terms and conditions as the Restated Lease, but without any monetary rental obligation payable to Purchaser during the term of such lease (the "New Lease"). The form of the New Lease shall be attached as an exhibit to the Definitive Agreement, and shall contain, among other things, indemnity obligations of the Seller (as tenant) in favor of Purchaser (as landlord) on terms customarily
found in arms length commercial leasing transactions.   At the expiration of
the term of the New Lease (including any extensions by Seller in accordance with this paragraph), Seller shall vacate and surrender the Demised Premises and property covered by the New Lease immediately without further demand, action, or notice. Purchaser and Seller shall obtain, at their respective cost and expense, all licenses, approvals and permits necessary to for each of them to perform under the terms hereof. Further, Seller may, at its option, extend the New Lease for up to an additional two (2) years at a monetary rental equal to 2% of Seller's net gaming revenues during such extended term (as reflected on Seller's periodic gaming revenue reports filed with the Mississippi Gaming Commission), subject to Purchaser's right to terminate the New Lease after providing Seller with a ninety (90) day notice to vacate and surrender the Demised Premises and other property covered by the New Lease. Upon such termination and passage of such ninety (90) day period, Seller have no further right, interest, or title to the Demised Premises and other property covered by the New Lease.

3. Earnest Money and Date of Closing. Upon the execution of this Letter of Intent, Purchaser shall wire transfer to an escrow agent to be mutually agreed upon by the Purchaser and Seller immediately available funds in the amount of $500,000.00 as an earnest money deposit (the "Earnest Money Deposit") to be invested in an interest bearing account or other interest-bearing obligations mutually acceptable to the Parties. The Earnest Money Deposit, together with accrued interest, shall be refundable to Purchaser in the event that (i) no

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"Definitive Agreement" (as hereinafter defined) is executed and delivered by the Parties on or before 5:00 p.m. EST on August 10, 1996, or (ii) Purchaser Seller, in writing and prior to the expiration of the "Due Diligence Period" (as hereinafter defined), of the Purchaser's election not to proceed with the acquisition of the Leasehold. Upon the expiration of the Due Diligence Period, Purchaser shall increase the principal amount of the Earnest Money Deposit by wire transfer to the escrow agent of an additional deposit of $500,000.00 in immediately available funds to be invested in an interest-bearing account or other interest bearing obligations mutually acceptable to the Parties. After the expiration of the Due Diligence Period, the Earnest Money Deposit shall become nonrefundable to Purchaser, absent (a) a material breach of the Definitive Agreement by Seller, (b) the Purchaser's failure to obtain a finding of suitability of the Purchaser (as the lessor to Seller under the New Lease) on or before December 1, 1996, or (c) the inability of BH Acquisition Corporation to deliver to Purchaser good and marketable title (free and clear of liens and encumbrances to the extent contemplated therein) to all material assets referenced in the letter of intent, dated as of July 17, 1996, between Purchaser and BH Acquisition Corporation, contemplating the Purchaser's or its affiliates' acquisition of the real property and improvements comprising the Broadwater Beach Hotel and Resort, the Broadwater Tower, the Broadwater Beach Hotel and Resort Marina and the Sun Golf Course from BH Acquisition, Inc. to occur simultaneously with the Closing hereunder (the "Broadwater Acquisition"); provided in each case Purchaser is not in material breach of the Definitive Agreement. Subject to the terms of paragraph 4 which permit Purchaser until December 1, 1996 to obtain a finding of suitability, the date of the Closing of the Transaction shall be October 1, 1996. At the Closing, the Earnest Money Deposit, plus accrued interest, shall be applied against the Purchase Price. In the event the Closing does not occur for any reason other than (x) a material breach of the Definitive Agreement by Seller, (y) the Purchaser's failure to obtain a finding of suitability of the Purchaser on or before December 1, 1996, or (z) the inability of BH Acquisition Corporation to deliver to Purchaser good and marketable title to all material assets covered by the Broadwater Acquisition, then Seller may, at Seller's option, elect to retain the Earnest Money Deposit plus all accrued interest and all monies paid on account of the purchase price as liquidated damages, in which event the Definitive Agreement shall become null and void and both Parties shall thereupon be released of all further liability thereunder (it is hereby agreed that, without resale, Seller's damages will be difficult of ascertainment and that the Earnest Money Deposit plus all accrued interest and all monies paid on account of the purchase price constitute a reasonable liquidation thereof and not a penalty). The parties shall negotiate the terms, conditions and circumstances under which a break-up fee in an amount equal to the Earnest Money Deposit (disregarding interest thereon) may be paid to Purchaser in the event that Seller sells the Leasehold to an entity or person other than Purchaser. The terms and conditions of the break-up fee shall be set forth in the Definitive Agreement, it being understood that no break-up fee shall be payable by Seller under circumstances where Purchaser is entitled to receive a break-up fee (or similar payment) from BH Acquisition Corporation as a result of the failure to close the Broadwater Acquisition.

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4.  Definitive Agreement.  Upon the execution of this Letter of Intent, the
Parties shall negotiate in good faith until the "Termination Date" (as hereinafter defined) to attempt to agree upon, execute and deliver a mutually acceptable purchase and sale agreement for the Leasehold (the "Definitive Agreement"). The Definitive Agreement shall contain the terms and conditions set forth herein in the Binding Provisions and such other terms and conditions as are agreed upon by the Parties.

  The Definitive Agreement (if agreed upon and executed by the Parties) shall contain, as a condition to Purchaser's obligation to close the Transaction, a requirement that a finding of suitability of the Purchaser (as the lessor to Seller under the New Lease) be made by the Mississippi Gaming Commission. Purchaser shall file an application for a finding of suitability with the Mississippi Gaming Commission within seven (7) days following the execution and delivery of this Letter of Intent, and Purchaser thereafter shall use its best efforts to advance and process such application. Purchaser shall fully and promptly comply with all requests of the Mississippi Gaming Commission regarding the processing of such application and with the requirements for the granting of a finding of suitability to Purchaser. The Purchaser shall concurrently provide Seller with a copy of all documents filed by Purchaser with the Mississippi Gaming Commission regarding the finding of suitability (excluding any non-public personal disclosures), and Purchaser shall promptly provide Seller with a copy of all requests for information and other correspondence concerning the Purchaser's suitability application received by Purchaser from the Mississippi gaming Commission (provided that Purchaser may black out any personal, non-public information set forth in any correspondence received from the Mississippi Gaming Commission prior to sending a copy of the same to Seller). Prior to the Closing of the Transaction or the termination of the Definitive Agreement by Seller as hereinafter set forth, Purchaser shall provide Seller with a bi-weekly written status report regarding the Purchaser's application for a finding of suitability. In the event that: (i) Purchaser has been advised in writing by the Mississippi Gaming Commission that Purchaser will be unable to obtain the finding of suitability; and (ii) Purchaser's inability to obtain such finding of suitability is for reasons which are beyond Purchaser's control and which cannot be cured by Purchaser, then upon the occurrence of the events in clauses (i) and (ii), Purchaser may elect to terminate the Definitive Agreement by delivering written notice of such termination to Seller on or before December 1, 1996 and, upon such termination, the Earnest Money Deposit, together with accrued interest, will be returned to Purchaser. Time shall be of the essence with respect to such termination notice, and such notice, if sent, shall set forth the reason such finding of suitability is unobtainable, and shall include a copy of any writing from the Mississippi Gaming Commission stating that the finding of suitability has been denied to Purchaser. In the event that the Mississippi Gaming Commission does not issue a finding of suitability to Purchaser on or before December 1, 1996, then Seller may at any time thereafter (until such time, if any, when a finding of suitability of the Purchaser is formally made by the Mississippi Gaming Commission), in Seller's sole discretion, terminate the Definitive Agreement without liability to Purchaser and receive the Earnest Money Deposit, together with accrued interest.

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  The Definitive Agreement (if agreed upon and executed by the Parties) shall contain, as a condition to Seller's obligation to close the Transaction, a requirement that Seller have received, from an appraiser reasonably satisfactory to Seller, an appraisal reflecting that the aggregate fair value of the assets being sold by BH Acquisition Corporation as part of the Broadwater Acquisition is not less than $41,500,000. In no event shall Purchaser be responsible for the costs associated with such appraisal.

  The Definitive Agreement shall supersede the terms and conditions of this Letter of Intent. In the event that the Parties have not agreed upon, executed and delivered the Definitive Agreement on or before 5:00 p.m. EST on August 10, 1996 (the "Termination Date"), then the obligation to continue negotiations in good faith and the "Binding Obligations" (as hereinafter defined) shall automatically expire and be of no further force and effect, and thereafter neither Purchaser nor Seller shall have any further obligation or liability to the other, and the Earnest Money Deposit plus all accrued interest shall be returned to Purchaser.

5. Due Diligence. For the time period commencing on the date of the Parties' execution of this Letter of Intent and continuing until 5:00 p.m. EST on the date which is sixty (60) days following the date of the Parties' execution of this Letter of Intent (the "Due Diligence Period"), the Purchaser and its representatives shall have the right to enter upon and conduct an investigation of the Leasehold, including, without limitation, the agreements that have created the Leasehold, any correspondence with the lessor, the State of Mississippi or any other person relevant to the Leasehold, and such other matters and documents requested by Purchaser as are reasonably necessary to evaluate the Transaction contemplated by this Letter of Intent. Purchaser and its representatives will coordinate all due diligence investigations with Seller, and Seller shall have the right to have a representative present during any on-site investigation of Seller's files, books and records. Purchaser shall conduct its due diligence investigation in a manner which will not disrupt the Seller's business operations, and Seller shall respond with reasonable promptness to Purchaser's requests for information during the Due Diligence Period. Purchaser shall not conduct any drilling or invasive testing at the property covered by the Leasehold without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed. Purchaser shall promptly provide Seller with a copy of all tests results, reports, and other materials obtained by Purchaser in connection with its due diligence investigation. If, for any reason, Purchaser is not satisfied, in Purchaser's sole discretion, with the results of its due diligence investigation, Purchaser may terminate the Definitive Agreement by written notice delivered to Seller no later than the expiration of the Due Diligence Period, time being of the essence. If the Definitive Agreement is not executed and delivered by the Parties before the Termination Date, then the Due Diligence Period shall automatically terminate on the Termination Date and the Earnest Money Deposit shall be returned to Purchaser. Purchaser shall promptly repair and restore any damage caused to any property of Seller and shall indemnify, defend and hold harmless Seller from and against any and all claims, demands, liabilities and damages arising or resulting from the due diligence investigation conducted by Purchaser and its representatives.

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Purchaser shall not be liable to Seller for any claims, demands, liabilities and damages occurring solely as a result of facts or pre-existing conditions at the property covered by the Leasehold and which are discovered by Purchaser during the course of its due diligence investigation. The obligations set forth in the preceding sentence shall survive the termination of this Letter of Intent. Purchaser and its agents and contractors shall provide Seller with evidence of insurance coverage (to be reasonable in scope and amount) with respect to on-site investigations to be performed during the Due Diligence Period, and all such insurance coverage shall name Seller as an additional insured.

6. Exclusivity. For the period commencing on the date of the Parties' execution of this Letter of Intent and expiring on the Termination Date, the Seller and its representatives shall not, directly or indirectly, solicit or discuss any offers of third parties to acquire the Seller's interest in the Leasehold, nor shall Seller or its representatives negotiate with any other party regarding the disposition of the Seller's interest in the Leasehold, except in each case to the extent the board of directors of Seller's Parent, after conferring with counsel and acting in good faith, determines that it owes a fiduciary duty to the shareholders of President Casinos, Inc. that requires it to pursue any such discussions or negotiations. The Seller shall promptly notify the Purchaser in writing of any such discussions or negotiations, and shall keep the Purchaser reasonably informed of the status thereof from time to time. Following the Parties' execution of this Letter of Intent, Seller shall continue to perform its obligations and carry on its activities under the Leasehold in the ordinary course of business and in a manner consistent with the Seller's past practice.

7. Confidentiality. Purchaser will treat as confidential and shall not disclose or use, and will direct its representatives not to disclose or use, to the detriment of Seller any information with respect to the Leasehold which was obtained by Purchaser as a result of its due diligence investigation or furnished by the Seller or its representatives to the Purchaser or its representatives at any time or in any manner other than in connection with its evaluation of the Transaction proposed in this Letter of Intent. Upon termination of the Due Diligence Period, the Purchaser shall either (i) return to Seller all of the information which Purchaser received from Seller during the Due Diligence Period, or (ii) immediately destroy all of such information and certify, in writing by an executive officer of Purchaser, to Seller that such destruction has occurred; provided, however, that Purchaser shall provide Seller with ten (10) days prior written notice before the destruction of any documents, reports or other information, and during such ten (10) day period the Seller shall have the right to require that Purchaser immediately return any or all of such information to Seller rather than destroying the same. The confidentiality and non-disclosure obligations shall not apply if, and to the extent, the Purchaser can demonstrate that (a) the information was known to Purchaser (as established by written documents existing before disclosure of such information by Seller) prior to the earlier of its due diligence investigation or its receipt of such information from the Seller; (b) the information is or becomes part of the public domain other than by Purchaser's (or its representatives') direct or indirect act; (c) the information is

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rightfully disclosed to Purchaser by a third party without confidential or proprietary restrictions; or (d) similar information is independently developed by Purchaser without access to the Seller's information. In the event that Purchaser or its representatives are at any time requested or required by any court or any other duly authorized governmental entity (by oral questions, interrogatories, requests for information or documents, subpoena or similar process) to disclose any of the information obtained from their due diligence investigation or received from Seller, Purchaser agrees to provide the Seller with prompt notice of such request(s) so that the Seller may seek an appropriate protective order and/or waive compliance with the provisions of this Letter of Intent.

  Upon the execution and delivery of this Letter of Intent by both of the Parties, each of the Parties shall simultaneously issue its press release regarding the Transaction. Thereafter, neither the Purchaser nor the Seller will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement or other communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding the possible transaction between the Parties or any of the terms, conditions, or other aspects of the Transaction proposed in this Letter of intent or the Definitive Agreement; provided, however, that the Parties may discuss with and provide information regarding the Transaction (x) to the media and to stock analysts, investment bankers and other financial analysts so long as such discussions and information provided by the Parties are within the scope of the Parties' press releases (and such information does not address issues or provide information which was not addressed or provided in such press releases), and (y) to the Parties' respective banks, accountants, advisers and other representatives (including providing such persons and entities with a copy of this Letter of Intent and the Definitive Agreement -- and concurrently informing all such persons and entities to whom copies are provided of the confidential nature of such information and the obligations of the Parties under the terms of this Letter of Intent).
Further, Purchaser shall have the right to contact and provide information regarding the transaction to the Mississippi Gaming Commission. If a Party is required by law to make any such disclosure, it must first provide to the other Party for review (and if required, approval, which shall not be unreasonably withheld or delayed) the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made. The obligations set forth in this Paragraph 7 shall survive the termination of this Letter of Intent. Nothing in this Paragraph 7 is intended or shall be construed (a) to prevent Seller from complying with its disclosure obligations under the Securities Exchange Act of 1934, including the filing of a copy of this Letter of Intent and the letter of intent for the Broadwater Acquisition as attachments to a filing on Form 8-K, or (b) thereafter to prevent either Party from releasing a copy of this Letter of Intent to any person.

8. Entire Agreement. It is expressly agreed and understood that the only binding and enforceable terms of this Letter of Intent are the following provisions (the "Binding Provisions"): (i) the initial Earnest Money Deposit of $500,000.00 and the terms of the return thereof as described in Paragraph 3

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hereof; (ii) this Paragraph 8; and (iii) the terms of Paragraphs 4, 5, 6, 7,
9, 10 and 11 hereof. The Binding Provisions constitute the entire agreement between the Parties, and supersede all prior oral or written agreements regarding the subject matter hereof. The Binding Provisions may be amended or modified only by a writing executed by each of the Parties. The Binding Provisions do not obligate either of the Parties to purchase or sell the Leasehold, and such obligation to purchase and sell the Leasehold shall be contained and enforceable only as specifically set forth in the Definitive Agreement. The terms of Paragraphs 7, 10 and 11 hereof, this Paragraph 8, and the terms of the Purchaser's repair, restoration and indemnification obligations as set forth in the eighth sentence of Paragraph 5 hereof, shall survive the termination of this Letter of Intent.

9. Governing Law. This Letter of Intent and the Binding Provisions will be governed by and construed under the laws of the State of Mississippi without regard to conflicts of law principles. Any action or proceeding seeking to enforce any provision of, or based upon any right arising out of, this Letter of Intent shall be brought by and against the Parties in the United States District Court for the District of Mississippi (or, in the event that the dollar amount or other jurisdictional requirements for federal court jurisdiction are not met, then such action shall be brought in the Mississippi state court located in Harrison County, Mississippi), and each of the Parties hereby consents to the jurisdiction of such courts in any such action or proceeding and waives any objection to venue laid therein.

10. No Liability. Other than the Binding Provisions contained in this Letter of Intent, the paragraphs and provisions of this Letter of Intent do not constitute and do not give rise to any legally binding obligation on the part of either of the Parties. Moreover, except as expressly provided in the Binding Provisions (or as may be expressly provided in the Definitive Agreement), no past or future action, course of conduct or failure to act relating to the Transaction or relating to the negotiation of the terms of the Transaction or the Definitive Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of the Parties.

11. Cost and Expenses. The Purchaser and Seller will be responsible for and shall bear all of their own respective costs and expenses (including any broker or finder's fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the Transaction. Purchaser shall specifically pay, indemnify, defend and hold harmless Seller against any fees due Oppenheimer & Company and any other broker retained by Purchaser, but not any broker retained by Seller.

12. Assignment. Both this Letter of Intent and the Definitive Agreement will be assignable by Purchaser only to a wholly owned subsidiary of Purchaser upon prior written notice to Seller; provided, however, that in the case of such assignment, Purchaser will remain liable for all obligations of the Purchaser hereunder and under the terms of the Definitive Agreement.

  The Parties expressly acknowledge and agree that, with the exception of the Binding Provisions, this Letter of Intent does not constitute a binding

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agreement on the Parties, and neither party shall be obligated to purchase and sell the Leasehold until both Parties execute and deliver a mutually acceptable Definitive Agreement. Facsimile signatures of representatives of the Parties to this Letter of Intent shall be treated as original signatures for all purposes.

  Please indicate that the terms and provisions set forth above are acceptable, and we will thereafter proceed to negotiate the Definitive Agreement.

                                       Very truly yours,

                                       PRIMADONNA RESORTS, INC.

                                       By:/s/ Gary E. Primm
                                          Gary E. Primm, Chief Executive
                                          Officer


  Accepted by Seller this 17th day of July, 1996.


                                       Seller:

                                       PRESIDENT RIVERBOAT CASINO -
                                       MISSISSIPPI, INC.

                                       By:/s/ John S. Aylsworth
                                       ----------------------------
                                          John Aylsworth, President

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